Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations, net of minority interests	$100,532	$147,323	$88,778	$98,966	$104,689

Interest expense incurred, net	427,952	362,347	307,697	292,996	288,319
Amortization of deferred financing costs	8,302	6,503	5,814	5,269	5,281
Allocation to Minority Interests:
Operating Partnership, net	4,201	6,796	2,624	202	2,335
Preference Interests and Junior Preference Units	2,002	7,606	19,490	20,536	20,536
Premium on redemption of Preference Interests	684	4,134	1,117	—	—

Earnings before combined fixed charges and preferred distributions	543,673	534,709	425,520	417,969	421,160

Preferred Share distributions	(37,113)	(49,642)	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares	(3,965)	(4,359)	—	(20,237)	—
Preference Interest and Junior Preference Unit distributions	(2,002)	(7,606)	(19,490)	(20,536)	(20,536)
Premium on redemption of Preference Interests	(684)	(4,134)	(1,117)	—	—

Earnings before combined fixed charges	$499,909	$468,968	$351,167	$300,761	$324,009

Interest expense incurred, net	$427,952	$362,347	$307,697	$292,996	$288,319
Amortization of deferred financing costs	8,302	6,503	5,814	5,269	5,281
Interest capitalized for real estate and unconsolidated entities under development	20,734	13,701	13,969	20,647	27,167

Total combined fixed charges	456,988	382,551	327,480	318,912	320,767

Preferred Share distributions	37,113	49,642	53,746	76,435	76,615
Premium on redemption of Preferred Shares	3,965	4,359	—	20,237	—
Preference Interest and Junior Preference Unit distributions	2,002	7,606	19,490	20,536	20,536
Premium on redemption of Preference Interests	684	4,134	1,117	—	—

Total combined fixed charges and preferred distributions	$500,752	$448,292	$401,833	$436,120	$417,918

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.09	1.23	1.07	—	1.01

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.09	1.19	1.06	—	1.01

(1) For 2003, the coverage deficiencies on both ratios approximated $18.2 million.  All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented.  For 2003, the ratios have been further reduced due to the one-time $20.2 million premium on the redemption of the Series G Preferred Shares.